SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 3
                                 Final Amendment

                            (Name of Subject Company)

                 Nantucket Island Associates Limited Partnership

                       A Massachusetts limited partnership

                             at $7,500 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.

                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800


                            Calculation of Filing Fee

================================================================================

         Transaction Valuation*                        Amount of Filing Fee
               $1,185,000                                    $237.00
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of 158 Units at a purchase price of $7,500 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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     Amount Previously Paid:    $237.00       Filing Party:  Equity Resource
     Form of Registration No.:  Schedule TO                  Lexington Fund
                                                             Limited Partnership

                                              Date Filed:    February 8, 2002
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

                                 FINAL AMENDMENT

         This Final Amendment (the Final Amendment) to the Tender Offer Statement on Tender Offer Schedule TO (the Schedule TO) filed by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") with the Securities and Exchange Commission on February 8, 2002, reports the final results of the offer by the Purchaser to purchase up to 158 units (the "Units") of limited partnership interests in Nantucket Island Associates Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at $7,500 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after February 8, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2002, previously filed by Purchaser as Exhibit (a)(1) to the Schedule TO, and in the Agreement of Sale dated February 8, 2002, previously filed by Purchaser as Exhibit (a)(3), as each may be supplemented or amended from time to time (which together constitute the "Offer").

         Item 4. Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:


         The Offer expired at 12:00 Midnight, Eastern Time, on March 21, 2002. Pursuant to the Offer, the Purchaser has accepted an aggregate of 43.5 Units at a price of $7,500 per Unit, net to the sellers in cash, for an aggregate amount of $326,250.

                                   SIGNATURES


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2002               Equity Resource Lexington Fund Limited
                                            Partnership,
                                            a Massachusetts limited partnership

                                        By: /s/ Eggert Dagbjartsson
                                            ------------------------------------
                                               Eggert Dagbjartsson
                                               General Partner

                                        Equity Resources Group, Inc.
                                        A Massachusetts Corporation

                                        By: /s/ Eggert Dagbjartsson
                                            ------------------------------------
                                               Eggert Dagbjartsson
                                               Executive Vice President

                                        Eggert Dagbjartsson

                                        By: /s/ Eggert Dagbjartsson
                                            ------------------------------------
                                               Eggert Dagbjartsson
                                               Eggert Dagbjartsson

                                  EXHIBIT INDEX

Exhibit No.                           Description
-----------                           -----------
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(a)(1) -             Offer to Purchase, dated February 8, 2002*
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(a)(2) -             Transmittal letter, dated February 8, 2002*
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(a)(3) -             Agreement of Sale*
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(a)(4)               Summary Advertisement*
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(a)(5)--             Not applicable.
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(b) -                Not applicable.
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(c) -                Not applicable.
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(d)(1)-              Transmittal letter, dated March 7, 2002*
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(d)(2) -             Press Release, dated March 7, 2002*
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(e) -                Not applicable.
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(f) -                Not applicable.
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(g)                  Not applicable
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(h)                  Not applicable.
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* Previously filed